Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2014 and 2013

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company or Hydro One) for the three and nine months ended September 30, 2014, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the year ended December 31, 2013. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three and nine months ended September 30, 2014, based on information available to management as of November 13, 2014.

EXECUTIVE SUMMARY

We are wholly owned by the Province of Ontario (Province or Shareholder), and our transmission and distribution businesses are regulated by the Ontario Energy Board (OEB).

Since 2000, we have contributed net income of $7.6 billion and payments in lieu of corporate income taxes of $2.3 billion, and paid dividends of $3.8 billion to the Province of Ontario. Our net asset value has increased from $4.0 billion in 2000 to $7.7 billion at September 30, 2014. This increase includes efforts to support the Green Energy Act including the phase-out of coal-fired generation and building of a new double-circuit transmission line from the Bruce Power facility to our Milton Switching Station to provide transmission capability to reliably and safely deliver an additional 3,000 MW of new clean energy. In addition, we have completed a significant number of distributed generation connections which enable the procurement of energy from a wide range of renewable energy sources, including wind, solar, bio-energy, among others, across the province.

Our mission and vision reflects the unique role we play in the economy of the Province and as a provider of critical infrastructure to all our customers. We strive to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for our customers. We operate as a commercial enterprise with an independent Board of Directors. Our strategic plan is driven by our values: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to us because we work in an environment that can be hazardous. We take our responsibility as stewards of critical provincial assets seriously. We demonstrate sound stewardship by managing our assets in a manner that is commercial, transparent and which values our customers. We strive for excellence by being trained, prepared and equipped to deliver high-quality service. We value innovation because it allows us to increase our productivity and develop enhanced methods to meet the needs of our customers.

We have eight strategic objectives that drive the fulfillment of our mission and vision and ensure we remain focused on achieving our corporate goal of providing safe, reliable and affordable service to our customers, today and tomorrow, while increasing enterprise value for our shareholder:

•	Creating an injury-free workplace and maintaining public safety;

•	Satisfying our customers;

•	Continuous innovation;

•	Building and maintaining reliable, affordable transmission and distribution systems;

•	Protecting and sustaining the environment for future generations;

•	Championing people and culture;

•	Maintaining a commercial culture that increases value for our shareholder; and

•	Achieving productivity improvements and cost-effectiveness.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2014 and 2013

During the third quarter of 2014, we continued to focus our energy on customer service and on the strong relationship between our customers’ satisfaction with our service and their perceptions of our company. The expectation is that in doing so, we will emerge from the challenges of this year with a renewed, transparent and consistent experience for all our customers by creating new customer tools, products, and processes and by establishing new standards for customer service. We have established a customer service governance system that will ensure we are always monitoring and measuring key performance indicators to support and advance our values with respect to being a customer caring company. We have achieved a number of targets with respect to call centre performance and billing issues to stabilize customer operations following the implementation of our new billing system, and we will continue to drive for stronger performance and an ever improving experience for our customers.

In August 2014, we completed the acquisition of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. Hydro One has been a proud electricity distributor in Norfolk County for decades serving approximately 14,000 Norfolk County customers. The acquisition of Norfolk Power enables our company to extend our service to the entire Norfolk County and a further 18,000 distribution customers. We are committed to delivering great service for Norfolk Power’s customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve. A full discussion of the Norfolk Power acquisition can be found in the section “Recent Developments – LDC Acquisitions.”

During the first nine months of 2014, our financial fundamentals remained strong with net income of $528 million and revenues of $4,886 million. During the first nine months of 2014, we made capital investments totaling $1,052 million to improve our transmission and distribution systems’ reliability and performance, address our aging power system infrastructure, facilitate new generation, and improve service to our customers. A full discussion of our results of operations, financing activities, and capital investments can be found in the sections “Results of Operations” and “Liquidity and Capital Resources.”

OVERVIEW

Our company has three reportable segments:

•	Our Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	Our Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of our telecommunications business

Our Transmission Business includes the transmission business of our subsidiary Hydro One Networks Inc. (Hydro One Networks), which owns and operates substantially all of Ontario’s electricity transmission system. Our transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from our Ontario Grid Control Centre. Our system operates over relatively long distances and links major sources of generation to transmission stations and larger area load centres. During the first nine months of 2014, we earned total transmission revenues of $1,206 million. At September 30, 2014, our Transmission Business assets represented approximately 54% of our total assets, and our 2014 year-to-date transmission revenues represented approximately 25% of our total revenues.

Our consolidated Distribution Business includes the distribution business of our subsidiary Hydro One Networks, as well as our subsidiaries Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), and the distribution business of our newly acquired Norfolk Power. Our consolidated distribution system is the largest in Ontario and spans roughly 75% of the province. During the first nine months of 2014, we earned total distribution revenues of $3,635 million, including cost of purchased power of $2,526 million. At September 30, 2014, our Distribution Business assets represented approximately 42% of our total assets, and our 2014 year-to-date distribution revenues represented approximately 74% of our total revenues, including cost of power.

Our Other business segment primarily represents the operations of our subsidiary, Hydro One Telecom Inc. which markets fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements, including a dedicated optical network providing secure, high-capacity connectivity across numerous health care locations in Ontario. During the first nine months of 2014, our Other business segment contributed revenues of $45 million. At

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

September 30, 2014, the assets of our Other business segment represented approximately 4% of our total assets, and the 2014 year-to-date revenues of our Other business represented approximately 1% of our total revenues.

RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages, are made by comparison of the three and nine months ended September 30, 2014 to the three and nine months ended September 30, 2013, respectively.

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Revenues	1,556	1,542	14	1	4,886	4,517	369	8
Purchased power	780	744	36	5	2,526	2,226	300	13
Operation, maintenance and administration	300	296	4	1	945	820	125	15
Depreciation and amortization	184	171	13	8	532	492	40	8

	1,264	1,211	53	4	4,003	3,538	465	13
Income before financing charges and provision for payments in lieu of corporate income taxes	292	331	(39)	(12)	883	979	(96)	(10)
Financing charges	96	90	6	7	281	267	14	5

Income before provision for payments in lieu of corporate income taxes	196	241	(45)	(19)	602	712	(110)	(15)
Provision for payments in lieu of corporate income taxes	23	23	—	—	74	69	5	7

Net income	173	218	(45)	(21)	528	643	(115)	(18)

Revenues

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Transmission	402	422	(20)	(5)	1,206	1,163	43	4
Distribution	1,138	1,104	34	3	3,635	3,308	327	10
Other	16	16	—	—	45	46	(1)	(2)

	1,556	1,542	14	1	4,886	4,517	369	8

Average annual Ontario 60-minute peak demand (MW)[1]	21,262	23,481	(2,219)	(9)	20,925	21,812	(887)	(4)

Distribution – units distributed to customers (TWh)[1]	6.9	7.2	(0.3)	(4)	22.4	22.0	0.4	2

[1]	System-related statistics are preliminary.

Electricity demand generally follows normal weather-related variations, and consequently, our energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

Transmission

Transmission revenues primarily consist of our transmission tariff, which is based on the monthly peak electricity demand across our high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013 sufficient capacity to accommodate the maximum expected demand. This reduces the risk of power interruptions during periods of high demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of our land rights.

Our transmission revenues decreased by $20 million, or 5%, in the third quarter of 2014, and increased by $43 million, or 4%, in the first nine months of 2014, compared to the same periods in 2013. The average Ontario 60-minute peak demand was 2,219 MW and 887 MW lower in the third quarter and the first nine months of 2014, respectively, resulting in a decrease in transmission revenues of $30 million and $31 million in the third quarter and the first nine months of 2014, respectively, compared to the same periods in 2013, mainly due to a milder weather in the summer of 2014. Also, our transmission revenues decreased by $22 million and $24 million in the third quarter and the first nine months of 2014, respectively, compared to the same periods in 2013, due to lower ancillary revenues primarily associated with OEB-approved regulatory accounts. On January 9, 2014, the OEB approved new transmission rates effective January 1, 2014, which resulted in higher transmission revenues of $23 million and $67 million in the third quarter and the first nine months of 2014, respectively, compared to the same periods in 2013. In addition, we experienced higher revenues of $9 million and $31 million in the third quarter and the first nine months of 2014, respectively, associated with the OEB’s approval of increased export service revenues in recognition of higher electricity exports to other jurisdictions and the disposition of certain OEB-approved transmission regulatory accounts.

Distribution

Distribution revenues include our distribution tariff and amounts to recover the cost of purchased power, at rates set by the OEB, used by the customers of our Distribution Business. Accordingly, our distribution revenues are influenced by the amount of electricity we distribute, the cost of purchased power and our distribution tariff rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of our distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Our distribution revenues increased by $34 million, or 3%, in the third quarter of 2014, and by $327 million, or 10%, in the first nine months of 2014, compared to the same periods in 2013. The increases were primarily due to the recovery of higher purchased power costs of $36 million and $300 million in the third quarter and the first nine months of 2014, respectively, as described below under “Purchased Power.” In December 2013, the OEB approved new distribution rates effective January 1, 2014, which resulted in higher distribution revenues of $2 million and $7 million in the third quarter and the first nine months of 2014, respectively, compared to the same periods in 2013. Distribution revenues also increased by an additional $5 million and $6 million in the third quarter and the first nine months of 2014, respectively, due to investments in smart meters and smart grid being placed in-service, which are currently being recovered through separate rate mechanisms, as well as ancillary distribution revenues, primarily associated with OEB-approved regulatory accounts and external revenues. In addition, distribution revenues were higher by $14 million in the first nine months of 2014, compared to the same period in 2013, due to increased energy consumption mainly resulting from colder weather experienced in the winter and spring of 2014. Distribution revenues were lower by $9 million in the third quarter of 2014, compared to the third quarter of 2013, due to decreased energy consumption primarily resulting from milder weather in the summer of 2014.

Purchased Power

Purchased power costs are incurred by our Distribution Business and represent the cost of purchased electricity delivered to customers within our distribution service territory. These costs comprise the wholesale commodity cost of energy, the Independent Electricity System Operator (IESO) wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the OEB’s Regulated Price Plan (RPP), as summarized below:

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	Lower Tier	Upper Tier
November 1, 2012	1,000	750	7.4	8.7
May 1, 2013	600	750	7.8	9.1
November 1, 2013	1,000	750	8.3	9.7
May 1, 2014	600	750	8.6	10.1

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

RPP Time of Use	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2012	11.8	9.9	6.3
May 1, 2013	12.4	10.4	6.7
November 1, 2013	12.9	10.9	7.2
May 1, 2014	13.5	11.2	7.5

Our purchased power costs increased by $36 million, or 5%, in the third quarter of 2014, and by $300 million, or 13%, in the first nine months of 2014, compared to the same periods in 2013.

The increase in our third quarter purchased power costs was mainly due to a $49 million increase resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers as noted in the above tables, a $22 million increase resulting from higher purchased power costs for customers who are not eligible for the RPP, and a $6 million increase resulting from the OEB transmission rate decision effective January 1, 2014. The increase in our third quarter purchased power costs were partially offset by a $36 million decrease due to lower demand for electricity in the third quarter of 2014 primarily resulting from milder weather in the summer of 2014, and a $5 million decrease in wholesale market service charges levied by the IESO.

The increase in our purchased power costs for the first nine months of 2014 was mainly due to a $153 million increase resulting from higher purchased power costs for customers who are not eligible for the RPP, a $77 million increase resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers as noted in the above tables, an increase of $25 million in wholesale market service charges levied by the IESO, a $22 million increase due to higher demand for electricity mainly resulting from colder weather experienced in the winter and spring of 2014, a $19 million increase resulting from the OEB transmission rate decision effective January 1, 2014, and a $4 million increase resulting from the IESO’s Smart Metering Entity charge which was effective May 1, 2013.

Operation, Maintenance and Administration

Our operation, maintenance and administration costs consist of labour, which is substantially established under collective bargaining agreements, and materials, equipment and purchased services, that are subject to public tenders. Key enablers of the successful implementation of our work programs are our human and material resourcing strategies. Our human resource strategy is focused on hiring through our apprenticeship program and our association with universities, colleges and our unions, as well as skills development and retention, including earlier identification and more rapid development of staff who demonstrate management potential. Our skilled labour pool primarily consists of line, forestry, construction and stations staff who live and work across the province.

Our work program expenditures support the operation and maintenance of the transmission and distribution systems. Also included in these costs are payments in lieu of property taxes related to our transmission and distribution lines, stations and buildings. Our transmission operation, maintenance and administration costs are incurred to sustain our high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to our power equipment, overhead transmission lines, transmission station sites, and brush control. Our distribution operation, maintenance and administration costs are required to maintain our low-voltage distribution system, and include costs related to distribution line clearing and brush control, line maintenance and repair, as well as land assessment and remediation. Our company continues to focus on managing its costs, while continuing to complete our planned work programs for both our Transmission and Distribution Businesses.

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Transmission	88	112	(24)	(21)	308	289	19	7
Distribution	199	170	29	17	594	487	107	22
Other	13	14	(1)	(7)	43	44	(1)	(2)

	300	296	4	1	945	820	125	15

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Transmission

Our transmission operation, maintenance and administration costs decreased by $24 million, or 21%, in the third quarter of 2014, and increased by $19 million, or 7%, in the first nine months of 2014, compared to the same periods in 2013. The increase in the first nine months of 2014 was primarily due to a reduction to our provision for payments in lieu of property taxes in 2013 related to transmission stations for the years 1999 to 2012, inclusive, following the finalization of the related regulations and receipt of a final assessment of our property tax returns. In 2014, we continued to invest in the safe and reliable operation of our transmission system. In the first nine months of 2014, our transmission work program costs increased mainly due to increased sustainment expenditures, such as increased forestry expenditures related to brush control and line clearing on our transmission rights-of-way, a higher volume of corrective and preventive maintenance on power equipment and overhead lines, and higher transmission site facilities maintenance requirements. In the third quarter and the first nine months of 2014, we experienced lower expenditures due to the recovery of insurance proceeds for the 2013 floods at our Richview and Manby transformer stations, higher capitalized overheads reflecting higher capital project expenditures, and lower support costs as a result of continued management cost reduction initiatives, compared to the same periods in 2013.

Distribution

Our distribution operation, maintenance and administration costs increased by $29 million, or 17%, in the third quarter of 2014, and by $107 million, or 22%, in the first nine months of 2014, compared to the same periods in 2013. The increases in distribution operation, maintenance and administration costs in 2014 were mainly attributable to our customer service recovery initiatives and the increase in our bad debt expense, resulting from higher electricity consumption due to a substantially colder than normal winter, combined with higher electricity prices and the suspension of certain collection tools during the past several months. We have resumed some of our collection tools in September 2014. The increases were also due to higher vegetation management expenditures for our line clearing program as a result of significant overgrowth in off-cycle areas. These increases were partially offset by decreased expenditures in support of our distribution system in 2014, compared to the same periods in 2013, primarily due to the Customer Information System (CIS) having been placed in service in May 2013.

Depreciation and Amortization

Our depreciation and amortization costs increased by $13 million, or 8%, in the third quarter of 2014, and by $40 million, or 8%, in the first nine months of 2014, compared to the same periods in 2013. These increases were primarily attributable to higher property, plant and equipment depreciation expense in 2014, mainly related to the growth in capital assets as we continue to place new assets in service, consistent with our ongoing capital work program.

Financing Charges

Our financing charges increased by $6 million, or 7%, in the third quarter of 2014, and by $14 million, or 5%, in the first nine months of 2014, compared to the same periods in 2013. Higher financing charges in 2014 primarily resulted from an increase in interest expense on our long-term debt due to a higher average level of debt, partially offset by a lower average interest rate.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes (PILs) remained the same in the third quarter of 2014, and increased by $5 million, or 7%, in the first nine months of 2014, compared to the same periods in 2013. The provision for PILs in the third quarter of 2014 was consistent with the same period in 2013, due to lower pre-tax income being offset by changes in temporary differences, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes. The increase in the provision for PILs in the first nine months of 2014, compared to the same period in 2013, was mainly due to changes in temporary differences, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes. This increase was partially offset by lower level of pre-tax income in the first nine months of 2014, compared to the same period in 2013.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Net Income

Our net income of $173 million for the third quarter and $528 million for the first nine months of 2014 was lower by $45 million, or 21%, in the third quarter, and by $115 million, or 18%, in the first nine months of 2014, compared to the same periods in 2013. The decrease in our net income in the third quarter of 2014 was primarily due to lower transmission revenues resulting from a reduction in the average peak demand mainly due to milder weather in the summer of 2014, as well as lower transmission ancillary revenues primarily associated with the OEB-approved regulatory accounts, partially offset by higher revenues due to new OEB-approved 2014 transmission rates. The decrease in our net income in the first nine months of 2014 was primarily due to higher distribution operation, maintenance and administration costs in 2014 mainly attributable to increased bad debt expense resulting from a combination of the Company’s suspended usage of certain collection tools and increased electricity consumption and prices, as well as our customer service recovery initiatives in 2014 and a one-time property tax provision reduction in 2013, partially offset by higher revenues mainly due to new OEB-approved 2014 transmission rates and higher distribution energy consumption. Our net income for the third quarter and first nine months of 2014 was also lower due to increased depreciation and amortization costs mainly related to the growth in capital assets as we continue to place new assets in service, consistent with our ongoing capital work program.

SELECTED QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended December 31, 2012 through September 30, 2014. This information has been derived from our Consolidated Financial Statements and our annual audited consolidated financial statements which include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

(millions of Canadian dollars)	2014			2013				2012
Quarter ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	1,556	1,566	1,764	1,557	1,542	1,403	1,572	1,435
Net income	173	115	240	160	218	168	257	165
Net income to common shareholder	169	110	236	155	214	163	253	160

Electricity demand generally follows normal weather-related variations, and consequently, our electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from our operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include our capital expenditures, servicing and repayment of our debt, and dividends.

Summary of Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Operating activities	443	490	777	976
Financing activities
Long-term debt issued	—	—	628	—
Long-term debt retired	(26)	—	(26)	—
Short-term notes payable	—	(98)	—	20
Dividends paid	(29)	(29)	(258)	(188)
Investing activities
Capital expenditures	(377)	(363)	(1,036)	(995)
Acquisition of Norfolk Power	(66)	—	(66)	—
Other financing and investing activities	(6)	18	(6)	10

Net change in cash and cash equivalents	(61)	18	13	(177)

Operating Activities

Net cash from operating activities decreased by $47 million, to $443 million, in the third quarter of 2014, and by $199 million, to $777 million, in the first nine months of 2014, compared to the same periods in 2013. The decreases in 2014 are mainly due to lower net income, and changes in accounts receivable balances mainly resulting from timing of invoices issued and payments received. The decrease in in the first nine months of 2014 is also due to changes in accrual balances mainly related to timing of capital projects, as well as changes in regulatory accounts, partially offset by timing of PILs paid to the Ontario Electricity Financial Corporation (OEFC).

Financing Activities

Short-term liquidity is provided through funds from operations, our Commercial Paper Program, under which we are authorized to issue up to $1,000 million in short-term notes with a term to maturity of less than 365 days, our revolving credit facility, and use of the Province of Ontario Floating-Rate Notes. Our Commercial Paper Program is supported by our $1,500 million committed revolving credit facility with a syndicate of banks, which matures in June 2019. In addition, our investment in Province of Ontario Floating-Rate Notes of $250 million (with a fair value of $250 million at September 30, 2014) maturing on November 19, 2014 also provides temporary liquidity. The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund our normal operating requirements.

At September 30, 2014, we had $9,673 million in long-term debt outstanding, including the current portion. Our notes and debentures mature between 2014 and 2064. Long-term financing is provided by our access to the debt markets, primarily through our Medium-Term Note (MTN) Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. At September 30, 2014, $1,187 million remained available until October 2015.

We rely on debt financing through our MTN Program and our Commercial Paper Program to repay our existing indebtedness and fund a portion of our capital expenditures. The credit ratings assigned to our debt securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets on competitive terms. A material downgrade of our credit ratings would likely increase our cost of funding significantly, and our ability to access funding and capital through the capital markets could be reduced. Our corporate credit ratings from approved rating organizations are as follows:

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Rating
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s Investors Service Inc.	Prime-1	A1
Standard & Poor’s Rating Services Inc.	A-1	A+

We have the customary covenants normally associated with long-term debt. Among other things, our long-term debt covenants limit our permissible debt as a percentage of our total capitalization, limit our ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The credit agreements related to our credit facilities have no material adverse change clauses that could trigger default. However, the credit agreements require that we provide notice to the lenders of any material adverse change within three business days of the occurrence. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by our subsidiaries cannot exceed 10% of the total book value of our assets. We were in compliance with all these covenants and limitations as at September 30, 2014.

During the first and second quarters of 2014, we issued $175 million and $453 million of long-term debt under our MTN Program, respectively, and no long-term debt was issued during the third quarter of 2014, for a total of $628 million of long-term debt issued during the first nine months of 2014, compared to no new long-term debt issued in the first nine months of 2013. Long-term debt totalling $26 million assumed on the Norfolk Power acquisition was repaid in September 2014. No long-term debt matured or was repaid during the first nine months of 2013. We had no short-term notes outstanding at September 30, 2014 or December 31, 2013.

Common share dividends are declared at the sole discretion of our Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations. Common share dividends pertaining to our quarterly financial results are generally declared and paid in the following quarter.

During the third quarter of 2014, we paid dividends to the Province in the amount of $29 million, consisting of $25 million in common share dividends and $4 million in preferred share dividends, compared to dividends of $29 million, consisting of $25 million of common share dividends and $4 million of preferred share dividends, paid to the Province in the third quarter of 2013.

During the first nine months of 2014, we paid dividends to the Province in the amount of $258 million, consisting of $245 million in common share dividends and $13 million in preferred share dividends, compared to dividends of $188 million, consisting of $175 million of common share dividends and $13 million of preferred share dividends, paid to the Province in the first nine months of 2013.

Our objectives with respect to our capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to our Shareholder.

Investing Activities

Capital investments consist of cash capital expenditures and related accruals. Capital investments primarily relate to enhancing and reinforcing of our transmission and distribution infrastructure and carrying out policy directions such as the Province’s Long-Term Energy Plan to build cleaner sources of energy.

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Transmission	204	200	4	2	580	506	74	15
Distribution	171	157	14	9	469	469	—	—
Other	1	1	—	—	3	4	(1)	(25)

	376	358	18	5	1,052	979	73	7

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Transmission

Our transmission capital investments increased by $4 million, or 2%, to $204 million in the third quarter of 2014, and by $74 million, or 15%, to $580 million in the first nine months of 2014, compared to the same periods in 2013, primarily due to sustainment programs to address our aging infrastructure. Given the aging of our infrastructure, much of it must be regularly updated to reliably power our economy and to support the innovation that can be expected over the next decade. Our current transmission sustainment programs include protection and control systems, wood poles, breakers and high-voltage instrument transformer replacements. Our capital investments to sustain our existing transmission system were $156 million in the third quarter, and $446 million in the first nine months of 2014, representing increases of $28 million and $111 million, respectively, compared to the same periods in 2013. In 2014, we made significant station and lines investments in order to improve reliability. We accomplished several replacements of end-of-life power transformers at our Pembroke transmission station in eastern Ontario, and our Hanover, Allanburg, and Elmira transmission stations in southwestern Ontario. We also increased work within our station and lines equipment replacement and refurbishment projects and programs, including a project to address the condition of the conductors on the 170 km 230 kV circuit from the Chats Falls Switching Station to the Havelock Transmission Station in southeastern Ontario, and incurred increased expenditures related to addressing aging protection and control equipment. We also continued our work to replace end-of-life underground transmission cables between our Strachan Transmission Station and Riverside Junction, in order to maintain a reliable supply of electricity to downtown Toronto. In addition, in the third quarter of 2014, we began to work on developing and implementing solutions to meet the cyber standard requirements of the North American Electric Reliability Corporation.

Our capital investments to expand and reinforce our transmission system were $33 million in the third quarter, and $97 million in the first nine months of 2014, representing decreases of $18 million and $37 million, respectively, compared to the same periods in 2013. Our current projects to expand and reinforce our transmission system include transmission system upgrades, local area supply projects, and inter-area network projects. We experienced reduced expenditures related to some of our major projects, including the Advanced Distribution System (ADS) Project, reduced transmission station upgrades to incorporate renewable energy into our transmission system, and the near completion of upgrades to ensure mandatory transmission system standards are met. During the first nine months of 2014, we continued to invest in local area supply projects to address growing loads and in inter-area network projects to support the Province’s supply mix objectives for generation. Our local area supply project investments include our Toronto Midtown Transmission Reinforcement Project, which will provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west, and our Guelph Area Transmission Refurbishment Project to reinforce electricity supply to the Kitchener-Waterloo-Cambridge-Guelph area and minimize the impact of any major transmission outages on area customers. Inter-area network projects include our Lambton to Longwood Transmission Upgrade Project to increase transmission capability between our Lambton (Sarnia) and Longwood (London) transformer stations in southwestern Ontario, which was placed in-service in September 2014. This project was needed to satisfy government policy relating to the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2021. In addition to using a new innovative light-weight cable that allowed the vast majority of the existing towers to remain in place, the project strengthened the reliability of the power supply in the area and allowed for approximately 500 MW of renewable generation to be connected to the grid. We also began work on our new Clarington Transmission Station Project in the Oshawa area to install additional autotransformer capacity to reliably supply load in the eastern GTA to address supply reliability issues relating to the eventual closure of the Pickering Nuclear Generating Station. These investments will maintain and improve power reliability for electricity customers throughout the province, including our residential and industrial consumers.

Our other transmission capital investments were $15 million in the third quarter, and $37 million in the first nine months of 2014, representing a decrease of $6 million in the third quarter and no change in the first nine months of 2014, compared to the same periods in 2013. The decrease in other transmission capital investments in the third quarter of 2014 was mainly due to higher investments in the third quarter of 2013 due to emergency flood restoration work at our Richview transmission station resulting from a major rainstorm in July 2013. This decrease was partially offset by the development phase investment in our Network Management System Project, a critical operating tool used for monitoring and control of our transmission system, and investment in our transformation projects to realize various process efficiencies.

Distribution

Our distribution capital investments increased by $14 million, or 9%, to $171 million in the third quarter of 2014, and remained consistent at $469 million in the first nine months of 2014, compared to the same periods in 2013. Our capital investments to sustain our distribution network were $95 million in the third quarter, and $249 million in the first nine

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013 months of 2014, representing increases of $18 million and $40 million, respectively, compared to the same periods in 2013. Our current sustainment distribution programs include wood pole and meter replacements, emergency work for storm restoration, maintenance of distribution station facilities, and work related to joint-use and relocation of our distribution lines. The increases were primarily due to meter replacements, increased work within our Station Refurbishment and Lines Large Sustainment Initiatives programs, and a higher volume of end-of-life wood pole replacements, partially offset by lower storm restoration work in 2014.

Our capital investments to expand and reinforce our distribution network were $59 million in the third quarter, and $168 million in the first nine months of 2014, representing an increase of $3 million and a decrease of $2 million, respectively, compared to the same periods in 2013. Our current projects to expand and reinforce our distribution network include new customer connections and upgrades, system capability reinforcement projects, line transfers and connections to new generation facilities. The increase in the third quarter of 2014 was mainly due to the distribution work on our Orleans transmission station, which will improve reliability and provide additional capacity in the City of Ottawa area. The decrease in the first nine months of 2014 was mainly due to lower lines and stations work related to upgrading and adding capacity to our distribution system, and the completion of meter installations to meet the IESO Market Rules and Measurement Canada standards. The decrease in the first nine months of 2014 was partially offset by higher expenditures and the timing of capital contributions for new customer connections and upgrades, as well as the purchase of retail revenue meters for all new connections and service upgrades.

Our other distribution capital investments were $17 million in the third quarter, and $52 million in the first nine months of 2014, representing decreases of $7 million and $38 million, respectively, compared to the same periods in 2013. The decrease in other distribution capital investments in the third quarter of 2014 was mainly due to higher investments in the third quarter of 2013 due to emergency flood restoration work at our Richview transmission station resulting from a major rainstorm in July 2013. The decrease in the first nine months of 2014 was primarily due to the CIS phase of our entity-wide information system replacement and improvement project, which was placed into service in May 2013.

Future Capital Investments

Our capital investments for 2014 are budgeted at approximately $1,600 million. Our 2014 capital budgets for our Transmission and Distribution Businesses are approximately $950 million and $650 million, respectively. Consolidated capital investments are expected to be approximately $1,600 million in each of 2015 and 2016. These investment levels reflect our continued sustainment focus on our aging infrastructure. Our sustainment program capital investments are expected to be approximately $900 million in each of 2014, 2015, and 2016. Our development capital investments are expected to be approximately $450 million in 2014, $500 million in 2015, and $500 million in 2016. Our development projects include the inter-area network upgrades that reflect supply mix policies, local area supply improvements, the ADS Project, new load and generation connections and requirements to enable Distributed Generation (DG), and customer demand work. Other capital investments are expected to be $250 million in 2014, $200 million in 2015, and $200 million in 2016. This includes investments in operating infrastructure integration, information technology (IT), fleet services and facilities, and real estate. Our future capital investments amounts do not include future local distribution companies (LDC) acquisitions.

Our capital investments for 2014 are currently anticipated to be lower than budget by approximately $100 million mainly due to changes in costs and timing of certain large transmission sustainment and development programs and projects.

Transmission

Transmission capital investments are incurred to manage the replacement and refurbishment of our aging transmission infrastructure in order to ensure a continued reliable supply of energy to customers throughout the province. Our sustainment program future capital investments include the replacement of end-of-life air blast circuit breakers and switchgear, high-voltage underground cables, and power transformers. These investments are necessary to ensure that we maintain our current levels of supply to our customers and continue to meet all regulatory, compliance, safety and environmental objectives.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Our future development capital investments include the Clarington Transmission Station Project to install additional auto-transformer capacity in the eastern Greater Toronto Area; the Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in south-central Guelph; investments in ADS; requirements to enable DG; the Supply to Essex County Transmission Reinforcement Project, a new transmission line in the Windsor-Essex region; and up to four other transmission station upgrades, which when combined with the new Hearn Switching Station, will collectively enable up to 600 MW of new generation capacity in the Niagara, Toronto and Ottawa areas.

Based on the OEB’s framework for competitive designation for the development of eligible transmission projects, we did not include in our budgeted future capital investments any projects that could meet the definition of expansions. We do not plan to undertake large capital investments without a reasonable expectation of recovering them through our rates.

The actual timing and investments of many development projects are uncertain as they are dependent upon various regulatory approvals, negotiations with customers, neighbouring utilities and other stakeholders, and consultations with First Nations and Métis communities. Projects are also dependent upon the timing and level of generator contributions for enabling facilities.

Distribution

Distribution capital investments include the sustainment of our infrastructure. Our core work will continue to focus on maintaining the performance of our aging distribution asset base through renewal and refurbishment activities. Planned capital investments include the continued replacements of equipment and components that are beyond their expected service life, as well as increased wood pole replacements and distribution station refurbishments. Sustainment capital investments related to the Smart Metering project will decrease through 2016.

Distribution development capital investments are expected to be relatively stable through 2016, with the exception of capital contributions for capacity improvements at the Orleans Transmission Station in the Ottawa area in 2015 and the Hanmer Transmission Station in the Sudbury area in 2016. We will continue to make investments required to connect new load and DG customers, as well as investments to ensure the system is capable of supplying customer needs. During 2014 to 2016, a number of our projects will address local load growth issues. Generation connection investments, consisting of OPA-contracted Feed-in Tariff (FIT) and MicroFIT Program generators, will decrease as the volume of connections is expected to decrease.

The ADS Project continues to pilot various technologies and related capital investments and will begin to decrease in 2015 and 2016. Pilot technologies include improvements to outage response management through more effective resource dispatch, automation to isolate faults where needed, and the dynamic regulation of voltage to reduce losses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments:

September 30, 2014 (millions of Canadian dollars)	Total	2014[1]	2015/2016	2017/2018	After 2018
Contractual obligations (due by year)
Long-term debt – principal repayments[2]	9,673	750	1,050	1,350	6,523
Long-term debt – interest payments[2]	7,899	134	811	732	6,222
Pension[3]	361	—	349	12	—
Environmental and asset retirement obligations[4]	293	15	63	45	170
Inergi LP (Inergi) outsourcing agreement[5]	53	32	21	—	—
Operating lease commitments	47	3	17	16	11

Total contractual obligations	18,326	934	2,311	2,155	12,926

Other commercial commitments (by year of expiry)
Bank line[6]	1,500	—	—	—	1,500
Letters of credit[7]	130	127	3	—	—
Guarantees[7]	331	331	—	—	—

Total other commercial commitments	1,961	458	3	—	1,500

[1]	The amounts disclosed represent the amounts due over the period from October 1, 2014 to December 31, 2014.
[2]	The “long-term debt – principal repayments” amounts are not charged to our results of operations, but are reflected on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[3]	Contributions to the Hydro One Pension Fund were generally made one month in arrears. However, due to the interest rate environment, the annual contributions have been prepaid in each of the last two years. The 2014, 2015 and 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013. Pension contributions totalling $174 million were made during the nine months ended September 30, 2014. Minimum pension contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2016 are not estimable at this time.
[4]	We record a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands. We also record a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of our facilities, as well as the future decommissioning and removal of two of our switching stations. The forecast expenditure pattern reflects our planned work programs for the periods.
[5]	In 2002, Inergi began providing services to our company, including business processing and IT outsourcing services. The current agreement with Inergi will expire in February 2015. We have developed a plan of action for end-of-term and issued a request for proposal in November 2013. We are currently evaluating service provider proposals. Based on the September 2013 Shareholder Resolution, the new agreement regarding these outsourcing services will be subject to the Shareholder Resolution whereby the Province requires us to contract only with parties who are employed and physically located in Ontario when providing services to our company. The amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.5% to 4.0%. Payments in respect of our agreement with Inergi are recorded in operation, maintenance and administration costs on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[6]	In support of our liquidity requirements, we have a $1,500 million revolving standby credit facility with a syndicate of banks. On June 1, 2014, we extended the maturity date of the revolving standby credit facility from June 2018 to June 2019.
[7]	We currently have outstanding bank letters of credit of $127 million relating to retirement compensation arrangements. We provide prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At September 30, 2014, we have provided letters of credit to the IESO in the amount of $3 million to meet our current prudential requirement. We have also provided prudential support to the IESO on behalf of our subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $330 million, and on behalf of two distributors using total guarantees of $1 million.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

RELATED PARTY TRANSACTIONS

We are owned by the Province. The OEFC, IESO, OPA, Ontario Power Generation Inc. (OPG), and the OEB are related parties to our company because they are controlled or significantly influenced by the Province. The following is a summary of our related party transactions during the three and nine months ended September 30, 2014:

The Province

•	During the three and nine months ended September 30, 2014, we paid dividends to the Province totalling $29 million and $258 million, respectively, compared to $29 million and $188 million paid in the same periods in 2013.

•	At September 30, 2014, our company held $250 million of Province of Ontario Floating-Rate Notes, with a fair market value of $250 million. This investment was purchased in January 2010 and matures on November 19, 2014.

OEFC

•	During the three and nine months ended September 30, 2014, we made payments in lieu of corporate income taxes to the OEFC totalling $22 million and $65 million, respectively, compared to payments of $31 million and $107 million made in the same periods in 2013.

•	During the first nine months of 2014, our company paid a $5 million annual fee to the OEFC, compared to $5 million paid in the same period in 2013, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

•	During the three and nine months ended September 30, 2014, we purchased power in the amount of $1 million and $8 million, respectively, from power contracts administered by the OEFC, compared to $1 million and $6 million purchased in the same periods in 2013.

IESO

•	During the three and nine months ended September 30, 2014, we purchased power in the amount of $516 million and $1,859 million, respectively, from the IESO-administered electricity market, compared to $560 million and $1,804 million purchased in the same periods in 2013.

•	We receive revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Our transmission revenues for the three and nine months ended September 30, 2014 include $410 million and $1,186 million, respectively, related to these services, compared to $418 million and $1,149 million in the same periods in 2013.

•	We receive amounts for rural rate protection from the IESO. Our distribution revenues for the three and nine months ended September 30, 2014 include $31 million and $95 million, respectively, related to this program, compared to $32 million and $95 million in the same periods in 2013.

•	We receive revenues related to the supply of electricity to remote northern communities from the IESO. Our distribution revenues for the three and nine months ended September 30, 2014 include $8 million and $24 million, respectively, related to these services, compared to $11 million and $25 million in the same periods in 2013.

OPG

•	During the three and nine months ended September 30, 2014, we purchased power in the amount of $3 million and $21 million, respectively, from OPG, compared to $2 million and $11 million purchased in the same periods in 2013.

•	Our company has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. Our other revenues for the three and nine months ended September 30, 2014 include $2 million and $8 million, respectively, related to these service level agreements, compared to $2 million and $7 million in the same periods in 2013. Our operation, maintenance and administration costs for the three months ended September 30, 2014 and 2013 were insignificant, and $1 million for the nine months ended September 30, 2014 and 2013.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

OPA

•	The OPA funds substantially all of our conservation and demand management (CDM) programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2014, we received $7 million and $28 million, respectively, from the OPA related to these programs, compared to $12 million and $27 million received in the same periods in 2013.

OEB

•	Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2014, we incurred $3 million and $9 million, respectively, in OEB fees, compared to $3 million and $9 million incurred in the same periods in 2013.

At September 30, 2014, the amounts due from and to related parties as a result of the transactions referred to above were $210 million and $80 million, respectively, compared to $197 million and $230 million at December 31, 2013, respectively. At September 30, 2014, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $68 million, compared to $217 million at December 31, 2013.

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Pension Plan

During the first nine months of 2014, we contributed approximately $174 million to our pension plan, compared to contributions of approximately $160 million made during the same period in 2013. We incurred $119 million in net periodic pension benefit costs, compared to $219 million incurred during the first nine months of 2013. We currently estimate our total annual pension contributions to be approximately $174 million, $174 million and $175 million for 2014, 2015, and 2016, respectively, based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Actuarial valuations are required to be filed at least every three years. Future minimum contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016. Our pension plan experienced positive returns of approximately 8.6% in the nine months ended September 30, 2014, which is comparable to approximately 10.7% in the nine months ended September 30, 2013.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes, with emphasis on the implementation of the CIS module in SAP.

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Consolidated Financial Statements for the period ended September 30, 2014, together with other financial information included in our quarterly securities filings. Our Certifying Officers have also certified that disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have also certified that internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

RECENT DEVELOPMENTS

Premier’s Advisory Council on Government Assets

On April 11, 2014, the Province announced the appointment of the Premier’s Advisory Council on Government Assets (Council) to recommend ways to improve the efficiency and optimize the full value of Hydro One, OPG, and the Liquor Control Board of Ontario (LCBO). The announcement stated that, as part of its review, the Council would examine how to get the most out of these three key government assets. The announcement indicated the Council would include such measures as efficient governance, growth strategies, corporate reorganization, mergers, acquisitions, and public-private partnerships. The announcement also stated that the Council would give preference to owning rather than selling core assets.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

On October 17, 2014, the Chair of the Council provided a speech in advance of the Council’s interim report. In the speech, the Chair presented the Council’s initial recommendations on ways to maximize the value of key government businesses, including Hydro One. As part of its initial findings, the Council noted that Hydro One’s transmission business is a well-run entity with some opportunities to deliver savings on the operating side and on capital expenditures, and recommended that the Province maintain its ownership of Hydro One’s transmission business. The Council also noted that, in its view, there are challenges related to Ontario’s local electricity distribution system, with too many entities, some of them highly inefficient, that cannot adapt to the changing environment and lack capital to modernize or consolidate. Consequently, the Council recommended that Hydro One’s transmission and distribution businesses be separated, and that Hydro One Networks’ distribution business and Hydro One Brampton Networks be used to spur industry consolidation – not force consolidation. The Council’s preference is to keep the distribution business essentially whole, and to resist cherry picking as that would compromise the best outcome for the tax payers of Ontario. The Council also recommended that the Province reduce its interest in our company’s distribution business by bringing in private sector investment. The Province has now asked the Council to build on its work by entering phase two. As the Council members move forward, they will broaden their commitment to a collaborative and transparent process and deepen the relationships established with all parties. The Council’s final report is anticipated in spring of 2015. Our company will continue to participate in the process.

LDC Acquisitions

Norfolk Power Acquisition

On April 2, 2013, we reached an agreement with The Corporation of Norfolk County to acquire the outstanding shares of Norfolk Power, pending a regulatory decision from the OEB. Norfolk Power is a holding company that owns Norfolk Power Distribution Inc. (NPDI), a local electricity distribution company, and Norfolk Energy Inc., a non-rate regulated energy services company, located in southwestern Ontario. The selection of our company as successful bidder followed a comprehensive competitive sales process initiated by Norfolk Power.

On July 3, 2014, the OEB issued its Decision and Order for our company to acquire all of the issued and outstanding common shares of Norfolk Power within 18 months from the date of this Decision and Order. In addition, among other items, the OEB’s Decision and Order approved NPDI to transfer its distribution system to Hydro One Networks within 18 months from the date of this Decision and Order, and ordered that NPDI file with the OEB a draft Rate Order that includes a proposed Tariff of Rates and Changes reflecting the OEB’s approval of a 1% reduction relative to NPDI’s 2012 base electricity delivery rates. Once the NPDI distribution system transfer is completed, the OEB will transfer NPDI’s electricity distribution licence and NDPI’s Rate Order to Hydro One Networks.

On August 29, 2014, our Company completed the Norfolk Power acquisition transaction. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for preliminary working capital and other closing adjustments, is approximately $68 million. We have completed a preliminary determination of the fair values of Norfolk Power assets acquired and liabilities assumed based upon management’s preliminary estimates and certain assumptions. We have also determined the preliminary purchase price adjustments based on agreed working capital and other balances at the acquisition date. The resulting preliminary goodwill of approximately $40 million arising from the Norfolk Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Norfolk Power. We intend to complete the determination of the final purchase price adjustments and final fair values of the assets acquired and liabilities assumed during the first half of 2015.

As part of the Norfolk Power acquisition agreement, Norfolk Power residential customers will see a 1.4% reduction to their monthly distribution delivery rates, and general service customers will see a reduction between 1.4% and 1.6%, depending on their rate class, effective September 8, 2014. In addition, Norfolk Power customers’ distribution rates will be frozen for the next five years across all rate classes.

Norfolk Power contributed revenues of $5 million and net income of less than $1 million to our company’s consolidated financial results for the three and nine months ended September 30, 2014.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Woodstock Hydro Purchase Agreement

On May 21, 2014, we reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro) for approximately $29 million, subject to final closing adjustments. Woodstock Hydro is an urban electricity distribution company located in southwestern Ontario. The transaction is the result of extensive discussions between Hydro One and the City of Woodstock looking at economic development opportunities and other benefits resulting from the sale of Woodstock Hydro. The acquisition is pending a regulatory decision from the OEB and is anticipated to be completed in 2015.

Haldimand Hydro Purchase Agreement

On June 10, 2014, we reached an agreement with the Haldimand County to acquire 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro) for approximately $65 million, subject to final closing adjustments. Haldimand Hydro is an electricity distribution and telecom company located in southwestern Ontario. The transaction is the result of extensive discussions between Hydro One and Haldimand County. The acquisition is pending a regulatory decision from the OEB and is anticipated to be completed in 2015.

Electricity Rates

Hydro One Networks

On September 16, 2014, Hydro One Networks filed its application, evidence and Settlement Agreement with the OEB in support of proposed transmission revenue requirements to be implemented on January 1, 2015 and January 1, 2016. This application is pursuant to a comprehensive Settlement Agreement between the stakeholders and Hydro One Networks. The requested revenue requirements are $1,577 million for 2015 and $1,660 million for 2016. Final decision from the OEB is anticipated in the fourth quarter of 2014 or the first quarter of 2015. If the application is approved as filed, the resulting change to the transmission portion of the average customer bill will be an increase of approximately 1.1% in 2015 and 1.7% in 2016, for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the resulting change will be an increase of approximately 0.1% in each of 2015 and 2016.

In December 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. This application is a five-year custom application which was submitted under the OEB’s Renewed Regulatory Framework for Electricity Distributors. A technical conference, a settlement conference and an oral hearing took place in the third quarter of 2014. Final decision from the OEB is anticipated in the fourth quarter of 2014 or the first quarter of 2015. If the application is approved as filed, the resulting change to the distribution portion of the average customer bill will be approximately a 1.4% decrease in 2015, 3.8% increase in 2016, 2.3% increase in 2017, 1.2% increase in 2018, and 2.6% increase in 2019, for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the resulting change will be approximately a 1.5% decrease in 2015, 1.3% increase in 2016, 0.8% increase in 2017, 0.4% increase in 2018, and 0.9% increase in 2019.

Through these rate applications, we have focused on the requirement to balance the needs of a reliable electricity network with the impact of rate increases on our electricity customers. As the distribution and transmission rate increases are generally close to or below the rate of inflation, there is inherent productivity in addition to that included in both applications.

Hydro One Brampton Networks

On April 23, 2014, Hydro One Brampton Networks filed a cost-of-service application with the OEB for 2015 distribution rates, to be effective January 1, 2015, after being in an Incentive Regulation Mechanism (IRM) application period for three years. The 2015 distribution rate application is seeking the approval of revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton Networks also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. A partial Settlement Proposal was filed with the OEB and the unsettled issues were heard by the OEB in an Oral Hearing in October 2014. Final decision from the OEB is anticipated in the fourth quarter of 2014 or the first quarter of 2015. If the application is approved as filed, the resulting change to the distribution portion of the average customer bill will be an increase of approximately 5.6% in 2015, for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the resulting change

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013 will be an increase of approximately 1.8% in 2015. The increase is reflective of increased rate base and higher operation, maintenance and administration costs since Hydro One Brampton Networks’ last cost-of-service application in 2011.

Hydro One Remote Communities

On September 24, 2014, Hydro One Remote Communities filed an IRM application with the OEB for 2015 rates, seeking approval of increased base rates for the distribution and generation of electricity of 1.7% to be effective May 1, 2015. The OEB currently plans to make a decision on the application without holding a Hearing. Final decision from the OEB is anticipated in the fourth quarter of 2014 or the first quarter of 2015.

In October 2013, Hydro One Remote Communities filed an IRM application with the OEB for 2014 distribution rates, seeking approval for a rate increase of approximately 0.48%. On March 13, 2014, the OEB approved an increase of approximately 1.7% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2014. The final rate increase was adjusted by the OEB’s updated rate adjustment parameters and Hydro One Remote Communities’ IRM stretch factor.

Bruce to Milton Limited Partnership

In 2012, we entered into an agreement with the Chippewas of Nawash First Nation and the Chippewas of Saugeen First Nation, collectively referred to as the Saugeen Ojibway Nation (SON), where a non-controlling equity interest in Hydro One’s new limited partnership (B2M LP) will be made available for purchase at fair value by the SON. B2M LP, formed by Hydro One in 2013, will hold most of the transmission lines and a licence to use the related land. These assets are associated with our Bruce to Milton Transmission Reinforcement Project, an electricity transmission line (Bruce to Milton Line) in southwestern Ontario, from the Bruce Power facility in Kincardine to Hydro One’s Milton Switching Station in the Town of Milton. Hydro One Networks will maintain and operate the Bruce to Milton Line in accordance with an operation and management services agreement. In November 2013, the OEB issued a decision and order granting B2M LP a transmission licence and granting Hydro One Networks leave to sell the relevant Bruce to Milton Line transmission assets to B2M LP. The closing of this transaction is anticipated by the end of 2014.

On October 24, 2014, B2M LP filed an application with the OEB for an interim rate, effective January 1, 2015, seeking the approval of a revenue requirement of approximately $42 million in 2015. This rate, if approved, will be equal to the amount included in the Hydro One transmission rates for the Bruce to Milton Line assets. As such, there is no proposed change to total transmission rates. B2M LP plans to file a full cost-of-service application for final 2015 rate in 2015.

Major Projects

Supply to Essex County Transmission Reinforcement Project

On January 22, 2014, Hydro One Networks submitted a Leave to Construct application to the OEB under Section 92 of the OEB Act to construct a new 13-kilometre 230 kV double circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line in the Town of Lakeshore. The new transmission line and transmission station will address future growth in electricity demand and anticipated expansion in the local agricultural sector. They would also improve the reliability of electricity supply in the broader Windsor-Essex region. The planned in-service date for this project is March 2017.

Lambton to Longwood Transmission Upgrade

Our Lambton to Longwood Transmission Upgrade project was placed in service in September 2014. This project involved the upgrade of approximately 70 kilometres of 230 kV double circuit transmission line between our Lambton and Longwood transformer stations in southwestern Ontario. The $25 million investment refurbished 36 tower foundations, replaced the conductor with a higher capacity wire and replaced insulators along the line. This project involved an innovative new technology that allowed the vast majority of the towers to remain in place, and enabled approximately 500 MW of additional clean energy to be connected to the grid. The additional capacity on the grid will also contribute toward meeting provincial energy supply targets for installed non-hydroelectric renewable generation by 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Barwick Transformer Station

Our Barwick Transformer Station was placed in service in September 2014. This new transformer station provides more capacity for communities between Rainy River and Fort Frances in northeastern Ontario, thereby strengthening the reliability of the power supply for both residential and commercial customers in the area. The $25 million Barwick Transformer Station consists of two 115 kV/44 kV transformers and allows for shorter spans of 44 kV power lines to connect customers to our system, ultimately improving the reliability of their power supply. The project involved in-house construction crews, local vendors and labour from the Rainy River First Nations community.

Clarington Transformer Station

To accommodate the eventual closure of the Pickering Nuclear Generating Station, the Clarington Transformer Station will provide additional autotransformer capacity to reliably supply load in the eastern GTA. Upon completion, the Clarington Transformer Station will consist of two 500/230 kV autotransformers and a 230 kV switchyard, and will connect to the existing 230 kV and 500 kV transmission lines. The project will enable future electricity growth in the local area and ensure the area has the necessary facilities to ensure a safe, reliable supply of electricity to existing and future customers. The planned in-service date for this project is June 2017.

Northwest Bulk Transmission Line

In November 2013, the Minister of Energy issued a Directive to the OEB, which in turn issued a decision and order on January 9, 2014, to amend the transmission licence of Hydro One Networks to develop and seek approval for the Northwest Bulk Transmission Line Project, an expansion or reinforcement of the transmission system in the area west of Thunder Bay in northwestern Ontario. The project consists of a new transmission line that would increase transmission capacity and maintain the reliability of electricity supply to meet forecast electricity demand growth and accommodate new generation capacity. Over the long term, it would also enhance the potential for development and connection of renewable energy facilities. Because of its importance to the region, this new line has been identified as a priority project in Ontario’s Long Term Energy Plan. The scope and timing of the Northwest Bulk Transmission Line Project shall be in accordance with the recommendations of the OPA.

On October 1, 2014, Hydro One received a letter from the OPA outlining the scope and timing of the Northwest Bulk Transmission Line Project. The scope of the development work will include preliminary design and engineering, cost estimation, public engagement and consultation, routing and siting, and the preparation of an environmental assessment in support of this project. Hydro One is currently initiating the development work for the project and discussions are ongoing with Infrastructure Ontario on the project plan and related accountabilities.

Regulatory Developments

Revenue Decoupling for Distributors

In November 2012, the OEB initiated a project to coordinate revenue decoupling with the new rate-setting policies proposed in the renewed regulatory framework for electricity. On April 3, 2014, the OEB released a Draft Report of the Board on Rate Design for Electricity Distributors (Rate Design Report) to solicit stakeholder comments. The Rate Design Report presents three proposals to achieve revenue decoupling: (1) a single monthly charge which is the same for all consumers within the rate class; (2) a fixed monthly charge with the size of the charge based on the size of the electrical connection; and (3) a fixed monthly charge where the size of the charge is based on use during peak hours.

Performance Measurement and Continuous Improvement

On March 5, 2014, the OEB issued its Report of the Board on Performance Measurement for Electricity Distributors: A Scorecard Approach (Performance Report) under its Renewed Regulatory Framework. The Performance Report sets out the OEB’s policies on the measures that will be used by the OEB to assess a distributor’s effectiveness and improvement in achieving customer focus, operational effectiveness, public policy responsiveness, and financial performance to the benefit of existing and future customers, as well as the form and implementation of a performance monitoring tool – a Scorecard. The Scorecard is designed to track and show an individual distributor’s performance gains over a period of time and at a point in time. Most of the measures included on the Scorecard leverage measures and reporting requirements that are already in place.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

Five new measures are also included to underscore the OEB’s renewed focus on value to customers and effective planning and asset management. These new measures are: First Contact Resolution; Billing Accuracy; Customer Satisfaction Survey Results; Public Safety; and Distribution System Plan Implementation Progress.

On March 7, 2014, the OEB issued amendments to its Reporting and Record Keeping Requirements (RRR). In addition to the Scorecard changes, the amended RRR requires the reporting of: capital additions and capital expenditures; the details on customers whose distribution revenues exceed certain revenue levels; when material loss of load is incurred or expected; and revised reporting on capital.

On July 15, 2014, the OEB issued a Staff Discussion Paper “Electricity Distribution System Reliability Measures and Targets” to establish specific performance targets for the existing system reliability measures, to develop customer specific reliability measures and to address the monitoring of momentary outages.

On July 17, 2014, the OEB issued a billing accuracy scorecard measure for all licensed electricity distributors, as well as a performance target of 98% for the new billing accuracy measure. Tracking of the performance target is effective October 1, 2014, with the first reporting period of October to December 2014 being due on April 30, 2015.

New 2015-2020 Conservation and Demand Management Framework

On March 26, 2014, the Minister of Energy issued a Directive to the OEB, directing the OEB to amend the licences of electricity distributors regarding CDM activities for the period 2015 to 2020, to establish CDM requirement guidelines for electricity distributors, and to develop a Demand Side Management (DSM) policy framework for natural gas distributors for the same period. The coordination and integration of CDM and DSM activities is aimed to achieve efficiencies and convenient integrated programs for electricity and natural gas customers.

On March 31, 2014, the Minister of Energy issued a Directive to the OPA, directing the OPA to coordinate, support and fund the delivery of CDM programs through electricity distributors to achieve a total of 7 TWh of reductions in electricity consumption in the period 2015 to 2020. The funding source will be the global adjustment mechanism. The OPA will develop an allocation methodology to allocate the 7 TWh of reductions in electricity consumption among distributors. The OPA will also encourage distributors to aggregate CDM targets with neighbouring distributors to develop 21 regional CDM targets and to work cooperatively to develop regional CDM plans. As a result, consumers in Ontario could see a 7 TWh reduction in electricity consumption from 2015 to 2020 as these programs are phased in by their LDCs, including Hydro One.

On October 23, 2014, the Minister of Energy issued a Directive to the OPA, providing further direction with respect to performance incentives under the full cost recovery mechanism, the OPA Cost-Effectiveness Tests and the procurement of energy managers. The OPA was directed to make an additional incentive mechanism available to electricity distributors at the formal mid-term review, and to require that the CDM benefits include a 15% “non-energy benefit” adder to help CDM programs pass the OPA’s Total Resource Cost Test. LDC Energy Conservation Agreements between the OPA and all LDCs are expected to be in place by the end of 2014, and the LDCs are expected to submit their CDM plans to the OPA by May 1, 2015.

Regional Plans

In August 2013, the OEB amended the Transmission System Code and Distribution System Code to implement a more formal and structured approach to regional planning in Ontario. The new regional planning approach consists of two main processes: the Regional Infrastructure Planning (RIP) to be led by transmitters, and the Integrated Regional Resource Planning (IRRP) to be led by the OPA. The RIP process focuses mainly on wires planning, both transmission and distribution, and the IRRP process focuses on resources planning (e.g. generation, CDM) and the integration of resources with wires planning. The development of regional plans will involve close coordination of the two processes and active participation by the OPA, transmitters, distributors and other applicable agencies such as the IESO.

The regional plans are intended to support investments brought forward in transmitter and distributor rate submissions and transmitter Leave to Construct applications. Regional plans are to be reviewed or developed at least every 5 years. The OEB expects the first cycle of regional plans for all regions in Ontario to be completed in the next 3 to 4 years. For regional planning purposes, the province has been subdivided into 21 regions. Hydro One is the lead transmitter responsible for the

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

RIP process for 19 of the 21 regions. Planning activities are underway and the regional plans are expected to be completed between 2015 and 2017.

Other

Environment Canada Regulations

In June 2013, Environment Canada issued Canada Gazette I, which included proposed amendments to the existing PCB regulations, including the extension of the end-of-use deadline beyond 2014 for equipment containing certain concentrations of PCBs. In April 2014, amendments to the PCB regulations were enacted and published in Canada Gazette II, with an effective date of January 1, 2015. The amendments will, among other things, extend the end-of-use deadline for our company’s PCBs in concentrations of 500 parts per million or more from December 31, 2014 to December 31, 2025. We are currently assessing the impact of the PCB regulations amendments on our environmental liabilities and will make the necessary adjustments to our estimated environmental liability balances during the remainder of 2014.

Electricity Sector Pension Plans

On August 1, 2014, a Report on the Sustainability of Electricity Sector Pension Plans (Sustainability Report) was released by Jim Leech, Special Advisor to the Minister of Finance for Ontario. As part of its fiscal 2013 budget, the Province announced its intention to establish a government-led industry Working Group (Working Group) to address pension issues associated with the single-employer pension plans at Hydro One, OPG, IESO and the Electrical Safety Authority (ESA). This Sustainability Report is intended to inform and help frame the efforts of the Working Group. The Sustainability Report noted that it is critically important for any pension plan of public-sector workers to be sustainable so that the retirement income of retirees and active members is secure. Management will continue to monitor the initiatives of this Working Group and potential impacts of any recommendations for Hydro One accordingly.

Changes to our Board of Directors

On March 7, 2014, our Shareholder, the Minister of Energy, on behalf of the Government of Ontario, announced that Sandra Pupatello would be appointed Chair of our Board of Directors, effective April 1, 2014, and on April 1, 2014, the Shareholder formally elected Ms. Pupatello as our new Chair. Ms. Pupatello is the Director of Business Development and Global Markets at PricewaterhouseCoopers Canada. She is also the Chief Executive Officer of the Windsor-Essex Economic Development Corporation. Ms. Pupatello has been a member of our Board of Directors since November 2013.

On April 11, 2014, the following new members were added to our Board of Directors: William Limbrick, Tom Moss, and John Wiersma. William Limbrick was the Vice President of Information and Technology Services, Chief Information Officer of the IESO, and a Principal Consultant within the utilities practice of PricewaterhouseCoopers and Sun Life Assurance in the United Kingdom. Tom Moss is the former President and Chief Operating Officer of Telecom Ottawa, and has held strategic policy positions in the federal government at Treasury Board and Industry Canada. John Wiersma, P. Eng., is a former director of the ESA (Ontario) and IESO Board of Directors, and a former member of the Board of the Electrical and Utilities Safety Association and the Canadian Energy Efficiency Alliance.

On April 25, 2014, the following new members were added to our Board of Directors: Sally Daub, Maureen Sabia, and Carole Workman. Sally Daub is the President and Chief Executive Officer of ViXS Systems, a former chair of the Small Business Agency of Ontario, and a former board member of the Information Technology Association of Canada and the Global Semiconductor Association. Maureen Sabia is the Chair of the Board of Canadian Tire Corporation Limited, and has an extensive background with organizations at the provincial and federal levels. She has been named one of Canada’s Most Powerful Women and is also an officer of the Order of Canada. Carole Workman is a member of the Board of Allstate Insurance of Canada (Toronto). She also served on the Board of the Ottawa Hospital and its affiliates since 2007, and is a former member of the Board of Hydro Ottawa Holding Inc.

On April 1, 2014, James Arnett resigned from our Board of Directors. Mr. Arnett has been a member and Chair of our Board of Directors since March 2008. The Board of Directors terms for Michael Mueller, Walter Murray, Robert Pace, and Douglas Speers expired on April 11, 2014.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

SELECTED FINANCIAL HIGHLIGHTS AND RATIOS

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except earnings per share and ratios)	2014	2013	2014	2013
Net income	173	218	528	643
Net cash from operating activities	443	490	777	976
Capital investments	376	358	1,052	979
Earnings per common share	1,693	2,133	5,149	6,291

Earnings coverage ratio[1]			2.68	2.99
Net assets coverage on long-term debt ratio[2]			1.79	1.82
Total debt to capitalization ratio[3]			56%	55%

[1]	The earnings coverage ratio has been presented for the twelve months ended September 30, 2014 and September 30, 2013, and has been calculated as the sum of net income, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.
[2]	The net asset coverage on long-term debt ratio has been presented as at September 30, 2014 and December 31, 2013, and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).
[3]	Total debt to capitalization ratio has been presented as at September 30, 2014 and December 31, 2013, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits, and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU did not have a significant impact on our consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on revenue recognition that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. We are currently assessing the impact of adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and related disclosures. This ASU is effective for the annual period ending December 31, 2016, and for annual and interim periods thereafter. The adoption of this ASU is not anticipated to have a significant impact on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements about CDM, including expectations

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013 related to LDC Energy Conservation Agreements; statements about our strategy, including our strategic objectives; statements regarding the new regional planning process; statements regarding our liquidity and capital resources and operational requirements; statements about our revolving credit facility; statements regarding our financing activities, including expectations related to our credit ratings; statements regarding our maturing debt; statements regarding our ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction/impact) and their completion dates; expectations regarding the recoverability of large capital investments; statements regarding expected future capital and development investments, the timing of these expenditures and our investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB, including statements about the Performance Report and Scorecard; statements regarding future pension contributions, our pension plan and actuarial valuation; statements about our outsourcing arrangement with Inergi and such future outsourcing arrangements; statements related to internal controls; statements regarding recent accounting-related guidance; expectations regarding costs of compliance with environmental regulations; statements related to the Council; statements related to the Working Group on electricity sector pension plans; statements related to B2M LP; and statements related to our acquisition of Norfolk Power, Woodstock Hydro, and Haldimand Hydro. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for our distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; the PCB regulations in effect as of September 30, 2014 and amendments to such that will be in effect as of January 1, 2015; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and our credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the impact of the Province’s Long-Term Energy Plan on our company and the costs and expenses arising therefrom;

•	the risk that future environmental expenditures are not recoverable in future electricity rates;

•	the risk that the presence of release of hazardous or harmful substances could lead to claims by third parties and/or governmental orders;

•	the risk that assumptions that form the basis of our recorded environmental liabilities and related regulatory assets may change;

•	the risks associated with information system security, with maintaining a complex IT system infrastructure, and with transitioning most of our financial and business processes to an integrated business and financial reporting system;

•	public opposition to and delays or denials of the requisite approvals and accommodations for our planned projects;

•	the risks associated with being controlled by the Province including the possibility that the Province may make declarations pursuant to the memorandum of agreement, as well as potential conflicts of interest that may arise between us, the Province and related parties;

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding our revenue requirements, cost recovery, rates, acquisitions and divestitures;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2014 and 2013

•	unanticipated changes in electricity demand or in our costs;

•	the risk that we are not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of our capital and operation, maintenance and administration programs necessary to maintain the performance of our aging asset base;

•	the risk to our facilities posed by severe weather conditions, natural disasters or catastrophic events and our limited insurance coverage for losses resulting from these events;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the risks of counterparty default on our outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that our long-term credit rating would deteriorate;

•	the risk that we may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the potential that we may incur significant expenses to replace some or all of the functions currently outsourced if our agreement with Inergi is terminated or expires before a new service provider is selected;

•	the impact of the ownership by the Province of lands underlying our transmission system; and

•	the risk that the SON are not able to secure adequate financing.

We caution the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section Risk Management and Risk Factors in the 2013 MD&A. You should review this section in detail.

In addition, we caution the reader that information provided in this MD&A regarding our outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of our future plans and may not be appropriate for other purposes.

Additional information about the Company, including the Company’s Annual Information Form for the year ended December 31, 2013, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s website at www.sec.gov.